

HEAD OFFICE:
A-6, Maharani Bagh
New Delhi-110065
Ph.: 011-41626471, 41626470
Fax: 011-41328425
Email: info@bansalco.com

BANSAL & CO LLP
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of in this Amendment No. 10 to the Registration Statement on Form F-1 of our report dated September 5, 2024 of ZenaTech Inc. relating to the audit of consolidated financial statements for the year ended December 31, 2023 and reference to our firm under the caption experts in the registration statement.

For Bansal & Co. LLP,

Bansal & Co. LLP

New Delhi

September 18, 2024

BRANCHES

Maharashtra : 7&8 GF, Wing-A, Raghavji Building, 15/17, Raghavji Road, Gowalia Tank, Mumbai-400026, M: 9999 668270
Madhya Pradesh: 114, Shree Tower, 2nd Floor, Zone-II, Bhopal (MP) Ph. 0755-4076725, 2769224, 2769225, 9425398729
Chhattisgarh : 6/140 Next to Indra Setu Bridge, Tilaknagar, Chatapara, Bilaspur, Chhattisgarh, (Ch) - 495001, M: 8097329585
Delhi : D-Block, 3rd Floor, Plot No 8, Balaji Estate, Guru Ravidas Marg, Kalkaji, New Delhi-110019, M: 9810939245